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                            December 7, 2022

       Chao Xu
       General Counsel
       Xiao-I Corporation
       7th floor, Building 398, No. 1555 West
       Jinshajiang Rd
       Shanghai, China 201803

                                                        Re: Xiao-I Corporation
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted November
23, 2022
                                                            CIK No. 0001935172

       Dear Chao Xu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to prior comments refer to comments in our November 9, 2022 letter.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Prospectus Summary
       Consolidation, page 18

   1. Please revise to also provide condensed consolidating schedules for June 30, 2022 and
                                                        June 30, 2021.
Similarly revise your disclosure regarding Transfers of Cash to and from the VIE to update for
June 30.
 Chao Xu
FirstName LastNameChao Xu
Xiao-I Corporation
Comapany7,
December  NameXiao-I
             2022      Corporation
December
Page 2    7, 2022 Page 2
FirstName LastName
Capitalization, page 82

2. We note your revised disclosure in response to prior comment 2. Please revise to clarify how the total cash payment would be determined if the IPO meets the enterprise market value criteria and occurs before the maturity of convertible loans, clarifying that the
         "convertible shares" market value would be the closing price of Xiao-I Corporation ADS on the day it lists on an exchange. Similarly revise your financial statement notes regarding the convertible loans. Additionally, please revise to provide capitalization disclosures as of the most recent balance sheet date included in the filing, June 30, 2022.
         Similarly provide Dilution disclosures as of June 30, 2022. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 97

3. We note your response to prior comment 2. Please revise to quantify the convertible loans, the VIE's intent to cash settle such borrowings, the expected timing of the cash payment and how the company intends to fund the settlement of the borrowings. Refer to
         Item 5.B.3 of Form 20-F.
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(p) Revenue Recognition, page F-18

4. We note your response to prior comment 6 which indicates that the amount of contract costs recognized as cost of revenues was impacted by the restatement. Please revise to provide a cross-reference to the restatement note disclosures. Condensed Consolidated Financial Statements
Note 1. Organization and Principal Activities, page F-47

5. Please revise the header "Percentage of Ownership" for the VIE and Subsidiaries of VIE
         to be consistent with the header on page F-9 which refers to the "Percentage of beneficial ownership for purposes of accounting.
Note 10. Accrued expenses and other liabilities, page F-55

6. In footnote (2) you state that if the Group receives investment income from Zhizhen
         Guorui prior to the loan's maturity date, the Group shall repay the loan with investment income. Please revise to describe the nature of investment income from Zhizhen Guorui that would be payable to the third party and describe any restrictions or conditions related to the amount and timing of investment income that would be payable to the third party.
 Chao Xu
FirstName LastNameChao Xu
Xiao-I Corporation
Comapany7,
December  NameXiao-I
             2022      Corporation
December
Page 3    7, 2022 Page 3
FirstName LastName
Note 16. Subsequent Events, page F-63

7. In your response to prior comment 7 you state that you will reclassify the convertible loans as the VIE's decision to settle by cash left no convertible feature in the loans. If the
         Investment Agreements for the convertible loans were not amended to remove the conversion feature, please retain the convertible loan characterization in any updated financial statement disclosures. Additionally, revise to disclose the extension of the maturity date for the Guoqiang Chen convertible loan and the repayment of the Jinzhi Li loan.
        You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler,
Staff Attorney, at (202) 551-6388 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Technology
cc:      Fred Summer